EXHIBIT 99.1

Portage Biotech Bolsters Pipeline with Acquisition of Four Candidates Targeting the Adenosine Pathway

Acquires two clinical-stage, best in class adenosine compounds, and two preclinical assets for approximately $21 million upfront consideration

Rob Glassman, M.D., Ph.D., director of Tarus and former Venture partner at OrbiMed, to join the Portage Board of Directors

Enters into committed share purchase agreement with Lincoln Park Capital to purchase ordinary shares of Portage for up to $30 Million; proceeds to potentially extend cash runway for current projects into 2024

Management to host a conference call and webcast Thursday, July 7 at 8:30am ET to discuss the adenosine programs and combined pipeline in greater detail

WESTPORT, Conn., July 06, 2022 (GLOBE NEWSWIRE) -- Portage Biotech Inc. (NASDAQ: PRTG), a clinical-stage immuno-oncology company developing therapies to improve patient lives and increase survival by avoiding and overcoming cancer treatment resistance, announced that it has signed an agreement to acquire Tarus Therapeutics, a private company developing adenosine receptor antagonists. Under the terms of the agreement, Portage will acquire Tarus in exchange for 2,425,999 PRTG shares along with the assumption of $3 million of liabilities. Additionally, payments of up to $32M in Portage shares or cash would be triggered upon achievement of future development and sales milestones. As a result of the transaction, Portage acquires four best-in-class assets targeting different aspects of the adenosine pathway, and is now in a unique position to evaluate the role of adenosine in cancer and other diseases.

“Portage’s development strategy relies on our ability to identify and efficiently develop novel opportunities to improve the landscape of immuno-oncology treatment for patients with cancer. Based on the extensive scientific literature and promising clinical data supporting the role of adenosine in immunosuppression, we expect that these new products represent such an opportunity,” said Dr. Ian Walters, Chief Executive Officer of Portage Biotech. “Coupled with the ongoing progress of our invariant natural killer T cell (iNKT) agonists, PORT-2 and PORT-3, which are currently in Phase 1/2 clinical trials, Portage is well-positioned to make important strides over the next year within our expanded portfolio and numerous milestones on the horizon.”

“Historical evidence has proven that adenosine is an important target in cancer research, with multiple approaches in development from biotech and big pharma companies,” added David Epstein, independent Director of Tarus Therapeutics and former CEO & Division Head of Pharmaceuticals at Novartis. “Furthermore, the potential promise of the adenosine assets, coupled with Portage’s highly experienced development team, underscores the rationale to partner these best-in-class assets with Portage.”

The new assets acquired from Tarus Therapeutics include:

  TT-10 (now PORT-6): an adenosine receptor type 2A (A2A) inhibitor to treat solid tumors. PORT-6 has received IND clearance and Portage expects to move into a Phase 1/2 clinical trial by the end of 2022 in an enriched patient population.
  TT-4 (now PORT-7): an adenosine receptor type 2B (A2B) inhibitor to treat solid tumors, which has received IND clearance and which Portage plans to initiate clinical development in 2023.
  TT-53 (now PORT-8): a dual inhibitor of adenosine receptors 2A and 2B (A2A/A2B) to address solid tumors. Portage plans to submit an IND in the near future.
  TT-3 (now PORT-9): a gut selective A2B inhibitor to address gastrointestinal cancers, which is currently in preclinical studies.

Portage believes that having the ability to evaluate all four compounds alone or in combination will unlock the best patient populations and best disease settings (oncology and non-oncology) to leverage the adenosine pathway.

Portage also announced that Robert Glassman, M.D., Ph.D., current EVP of Search and Evaluation at Enavate Sciences, and former independent director of Tarus Therapeutics, will join the Portage Board of Directors. Dr. Glassman brings more than 25 years of healthcare banking, venture investing and advisory experience, including as vice chair of Credit Suisse, Global Healthcare Banking and Venture Partner of Public Equity at OrbiMed. He previously served as clinical assistant professor at Weill Cornell Medicine and has also held academic positions at the Hospital University of Pennsylvania, Cornell and Rockefeller University. Dr. Glassman holds an M.D. from Harvard Medical School and is a Board-certified hematologist-oncologist.

“Portage’s team has a long history of successfully identifying promising therapeutic assets and advancing them toward clinical trials for ultimate commercialization,” said Dr. Glassman. “I am thrilled to join the Board of Directors and look forward to working closely with Ian and the team to advance these newly acquired adenosine treatments along with Portage’s broader portfolio of immuno-oncology therapies.”

Concurrent with the acquisition, Portage has entered into a committed share purchase agreement for up to $30 million with Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor, providing financing flexibility to Portage. Under the terms of the purchase agreement, Portage will have the right at its sole discretion, but not the obligation, to sell to LPC up to $30 million worth of its ordinary shares over the 36-month term of the agreement based on the market prices prevailing at the time of each sale to LPC, subject to certain conditions. In consideration for entering into the agreement, LPC received 94,508 ordinary shares. This commitment helps support the incremental development costs for the adenosine programs, and also provides significant financial flexibility for advancement of Portage’s existing pipeline of novel immunotherapy treatments, potentially extending Portage’s total cash runway into 2024.

The Portage team wishes to thank the founders and leadership of Tarus: Sushant Kumar, Ph.D., Peter Molloy, and Kasim Mookhtiar, Ph.D., for their efforts to progress the adenosine programs to this point, and looks forward to continuing to collaborate with them to advance the assets through the clinic.

Conference Call and Webcast Details
The Company has scheduled a conference call for Thursday, July 7 at 8:30am Eastern Time to discuss its adenosine programs and combined pipeline in greater detail. There will be a question-and-answer session following management’s prepared remarks.

Access to the live conference call will be available five minutes prior to the start of the call by dialing 1-877-704-4453 (U.S.) or 1-201-389-0920 (International). For all callers, please refer to Conference ID: 13731382. The conference call will be webcast live and will be accessible from the Portage Biotech website at www.portagebiotech.com or through this link: https://viavid.webcasts.com/starthere.jsp?ei=1558821&tp_key=8ef53cb012

This press release does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Adenosine
A critical mechanism of cancer immune evasion is the generation of high levels of immunosuppressive adenosine within the tumor microenvironment (TME). Research suggests that the TME has significantly elevated concentrations (100-500 fold) of extracellular adenosine. Engagement with adenosine receptors A2A and A2B triggers a dampening effect on the immune response, suppressing effector cell function and stabilizing immunosuppressive regulatory cells. Over-expression of the A2A and A2B receptors leads to poor prognosis in multiple cancers, including prostate cancer, colorectal cancer and lung adenocarcinoma, driven by a reduced ability to generate an immune response against the tumor. These findings have made A2A and A2B high-priority targets for immunotherapeutic intervention. Portage is advancing four first-in-class adenosine inhibitors which together represent the full suite of adenosine-targeting approaches and will enable a comprehensive exploration of how targeting the adenosine pathway could improve response in multiple cancer and non-cancer indications.

About Portage Biotech Inc.
Portage is a clinical-stage immuno-oncology company advancing first-in-class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with evasive cancers. Portage’s access to next-generation technologies coupled with a deep understanding of biological mechanisms enables the identification of the most promising clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. Portage’s portfolio consists of six diverse platforms, with lead programs including invariant natural killer T cell (iNKT agonists) and a suite of treatments targeting the adenosine pathway. Additional programs leverage delivery by intratumorals, nanoparticles, liposomes, aptamers, and virus-like particles. Within these six platforms, Portage has 14 products currently in development with multiple clinical readouts expected through the end of 2023. For more information, please visit www.portagebiotech.com, follow us on Twitter at @PortageBiotech or find us on LinkedIn at Portage Biotech Inc.

Forward-Looking Statements
This news release contains statements about Portage’s information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although Portage believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and Portage undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

FOR MORE INFORMATION, PLEASE CONTACT:
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